Amendment No. 3 to
                                                      SEC File No. 70-9201

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM U-1
                                APPLICATION UNDER
             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")

                                GPU, INC. ("GPU")
                           GPU SERVICE, INC. ("GPUS")
                               300 Madison Avenue
                          Morristown, New Jersey 07962


                 JERSEY CENTRAL POWER & LIGHT COMPANY ("JCP&L")
                     METROPOLITAN EDISON COMPANY ("Met-Ed")
                    PENNSYLVANIA ELECTRIC COMPANY ("Penelec")
                   P.O. Box 16001, Reading, Pennsylvania 19640
                  ---------------------------------------------

                    (Names of companies filing this statement
                       and addresses of principal offices)

                                    GPU, INC.
                                    ---------
                     (Name of top registered holding company
                            parent of the applicants)

       M. A. Nalewako, Secretary            Douglas E. Davidson, Esq.
       M. J. Connolly, Esq.,                Berlack, Israels & Liberman LLP
       Assistant General Counsel            120 West 45th Street
       GPU Service, Inc.                    New York, New York  10036
       300 Madison Avenue
       Morristown, New Jersey  07962

                                            S. L. Guibord, Esq.
                                            Secretary
                                            Jersey Central Power &
                                             Light Company
                                            Metropolitan Edison Company
                                            Pennsylvania Electric Company
                                            300 Madison Avenue
                                            Morristown, New Jersey  07962


                 -------------------------------------------
                 (Names and addresses of agents for service)


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      GPU, GPUS,  JCP&L,  Met-Ed and Penelec  hereby amend their  Application on
Form U-1, docketed in SEC File No. 70-9201, as follows:

            1. By adding the following sentence to the end of paragraph B(12) of
Item 1:
                  Unless and until the Commission otherwise determines by order or "no-action" letter, GPUS will be deemed an electric utility company (as an operator) as defined in Section 2(a)(3) under the Act.


            2. By amending the third paragraph of paragraph D(1) of Item 1 as follows:
                  When an Operations Division service is rendered for the benefit of two or more companies and the benefits cannot be directly charged, the costs will be shared by the receiving companies in proportion to the average of: (1) gross distribution plant, (2) energy delivered to ultimate customers in KWH, and (3) operating and maintenance expense excluding purchased power. This multiple factor formula is the one currently in use and the factors are updated annually. The formula will be applied to those functions that provide support services for the operation of the GPU Energy Companies and their affiliates, GPUN and Genco. Examples of these services are human resources, communications, accounting, budgeting, payroll and the overall general management of the GPU Energy Companies' operation. Use of the multiple factor formula, which gives weight to more than one measure of the size or operation of the companies, is appropriate to apply to these types of services, because no one facet of the GPU Energy Companies' operations is able to inordinately influence the allocation of the cost. In addition, the versatility of the multiple factors eliminates the need to maintain a multitude of factors, which avoids the cost of such an effort. Below are examples of the multiple factors, based on 1997 cost and statistical data:

                                     2
                Multiple Factor Formula Allocation Percentages
                ----------------------------------------------
                            JC        PN         ME         GPUNC     Genco
All 5 Companies             39.52     24.44      21.23      9.69      5.12
Excludes Genco              40.55     26.24      23.52      9.69
Excludes Genco and          46.32     28.85      24.83
GPUN

                  When a Corporate Division service which is principally utilized by the GPU Energy Companies cannot be directly charged, the multiple factor allocation formula described above will be utilized. In other cases, Corporate Division services which cannot be directly charged will be allocated based on the direct payroll cost ratio formula. This formula is based on the amount of payroll and payroll overheads directly charged to individual GPU System Companies as a percent of the total payroll and payroll overheads charged to all GPU System Companies including non-utility subsidiaries. The direct payroll cost ratio formula, which will be a new allocation formula for GPUS, will equitably allocate the costs of Corporate Division services to all GPU System Companies since the bulk of the allocated costs associated with the Corporate Division is represented by payroll.

                  Inasmuch as GPU is in the process of divesting its generating assets (as discussed above), allocation methods currently on file with the Commission relating to generation will no longer be used by GPUS, including the size factor, conventional steam capacity, nuclear steam capacity and combustion turbine capacity.

            3. By amending paragraph F(1) of Item 1 to read in its entirety as follows:
                  Article 6 of the New Services Agreement provides for a Working Capital Account pursuant to which each GPU Energy Company will provide necessary working capital to GPUS from time to time. This is similar to the procedures currently employed by GPUS, GPUN and Genco. The initial inventory will be acquired by GPUS from the GPU

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


         Energy Companies with the proceeds of loans from the GPU Energy Companies in an aggregate amount not exceeding $60,000,000, with the actual principal amounts for each GPU Energy Company determined based on inventory levels at December 31, 1998. Such loans would be payable on demand and would bear interest at each GPU Energy Company's average short term interest rate (for 1997, such rate was 5.82% for JCP&L, 5.70% for Met-Ed and 5.78% for Penelec).

            4. By amending the last paragraph of paragraph F(2) of Item 1 to read in its entirety as follows:

                  GPUS will not  engage  in the sale of  inventory
            to persons other than the GPU Energy Companies, except in cases of emergency or in those instances when inventory levels are substantially in excess of the GPU Energy Companies' requirements. Any transactions with (x) other associates will be effected at cost in accordance with Rules 90 and 91, and (y) non-associates, will be made at current market prices or at prices determined through arms length bargaining (provided that sales of excess inventory would also be made at prices which are not less than GPUS' cost, unless the Commission otherwise authorizes) and any profits resulting therefrom will be applied to offset the cost of capital to be charged to the GPU Energy Companies.* GPU believes that sales of excess inventory will occur only infrequently.(6)
--------

*     See 17 CFR 256.01-2.

(6) The Commission has previously authorized service companies to perform transactions with third parties at market rates. See e.g., Central and South West Services, Inc., HCAR No. 35-26898 (July 21, 1998) (authorizing service company to use excess resources in its engineering and construction department to provide engineering, construction, environmental and equipment maintenance services to non-associate companies); GPU Generation Corporation, HCAR No. 35-26570 (Sept. 11, 1996) (authorizing Genco to enter into operation and maintenance agreements with non-associate companies); Central and South West Services, Inc., HCAR No. 35-26206 (Dec. 28, 1994) (authorizing service company to license and sell computer programs and provide support services to non-associate companies); GPU Nuclear Corporation, HCAR No. 35-25464 (Jan. 31,
1992) (authorizing GPUN to provide consulting and technical services to non-associate companies).

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            5. By amending the second  paragraph of paragraph  G(1) of Item 1 to read in its entirety as follows:

                  GPU estimates that the implementation of the SAP computer system will result in significant financial savings, in addition to the efficiencies described above. In particular, GPU estimates labor-related savings of approximately $20 million annually.* (It is anticipated that the savings will be shared in the following approximate percentages: 46% by JCP&L, 25% by Met-Ed and 29% by Penelec, estimated based on the allocation factors discussed in paragraph D(1).) Accordingly, it is expected that the incremental cost of the implementation of the new system ($37 - $44 million) will be recovered through savings in two to three years. The GPU Energy
         Companies are directly funding the cost of the SAP System with internally generated funds inasmuch as the GPU Energy Companies are the only GPU System Companies currently receiving any significant benefit from the SAP System. If in the future, other GPU System Companies utilize the SAP System in any significant manner, GPU would allocate to such companies an equitable share of the costs and savings based on the facts and circumstances existing at that time.

            6. By amending the last paragraph of paragraph G(2) of Item 1 to read in its entirety as follows:

                  The benefit derived from the consolidation of purchasing and inventory comes from the integration of Work Management and Materials and Services. Substantial benefits are expected from more efficient material resource planning because of the on-line, real time data access for up-to-the-minute status of material requirements and work plans and schedules across all of GPU Energy. This equates to an expected one-time benefit of $8 million in year 2000 based on inventory reductions (i.e., reducing by $8 million the amount of inventory to be purchased in 2000) and an ongoing annual savings of $1.2 million starting in 2000

--------
* These savings are the basis for, and a more updated estimation of, the $18 million of savings referred to in Strategic Plan for GPU Energy Core Information Systems filed in Exhibit N.

         based on the carrying cost reductions due to inventory optimization. The $8 million has been estimated based on benchmark data of savings experienced by other comparable users of SAP and has not been specifically allocated among the GPU Energy Companies. However, GPU believes the savings will likely be experienced in proportion to overall inventory levels as of the end of 1997 as follows:
         47%-JCP&L, 23%-Met-Ed and 30%-Penelec.

            7.    By amending Item 3 to read in its entirety as follows:

               A. The entering into of the New Services Agreement with GPUS is subject to Section 13 and Rule 87 under the Act.

                  B. The Working Capital Account and the loans to fund the initial inventory purchase (see paragraph F(1) of Item 1), are subject to Sections 6(a) and 7, 9(a) and 10 and 12 of the Act and Rule 45 thereunder.

                  C. It is further requested that GPUS be permitted to file with the Commission Form U-13-60, supplemented by the FERC Uniform System of Accounts, as described in CFR Part 101, in lieu of any Certificates pursuant to Rule 24 under the Act.

            8. By deleting Exhibit M of Item 6 thereof.








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



                                   SIGNATURES
            PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY CAUSED THIS APPLICATION TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                    GPU, INC.
                                    JERSEY CENTRAL POWER & LIGHT
                                     COMPANY
                                    METROPOLITAN EDISON COMPANY
                                    PENNSYLVANIA ELECTRIC COMPANY
                                    GPU SERVICE, INC.



                                     By:
                                          ------------------------
                                          T.G. Howson
                                          Vice President and Treasurer

Date:  September 24, 1998








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